File pursuant to Rule 424(b)(2)
File No. 333-155676

CALCULATION OF REGISTRATION FEE

Proposed
	Maximum	Amount of
	Aggregate	Registration
Title of each class of securities offered	Offering Price(1)	Fee(2)
3.50% Convertible Notes due 2012	$230,000,000	$12,834

(1)	The 3.50% Convertible Notes have a maximum offering price of 100%.

(2) Calculated in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933.

Prospectus supplement
(To prospectus, dated November 25, 2008)

Wyndham Worldwide Corporation

$200,000,000
3.50% Convertible Notes due 2012

We are offering $200 million aggregate principal amount of notes. The notes will bear interest at the rate of 3.50% per year. Interest will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 2009. The notes will mature on May 1, 2012.

The notes are not convertible into our common stock or any other securities under any circumstances. Upon conversion, in lieu of receiving shares of our common stock, a holder will receive an amount in cash equal to the settlement amount, determined in the manner set forth in this prospectus supplement. Holders may convert their notes into cash at their option prior to the close of business on the business day immediately preceding February 1, 2012 only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2009, if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day; or (3) upon the occurrence of specified corporate transactions. On and after February 1, 2012 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes into cash at any time, regardless of the foregoing circumstances.

The conversion rate will initially be 78.5423 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $12.73 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that occur prior to the maturity date, we will pay a make-whole premium by increasing the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances.

We may not redeem the notes. If we undergo a fundamental change, holders may require us to purchase the notes in whole or in part for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

The notes will be general unsecured obligations of ours and will rank equally with all of our existing and future unsubordinated obligations. Holders of any secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness, in the event of any bankruptcy, liquidation or similar proceeding. The notes will be structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables.

Our common stock is listed on the New York Stock Exchange under the symbol “WYN.” The last reported sale price of our common stock on the New York Stock Exchange on May 13, 2009 was $10.61 per share.

IN ADDITION TO THE ISSUANCE OF THE NOTES SOLD PURSUANT TO THIS PROSPECTUS SUPPLEMENT, WE SOLD AND PLAN TO ISSUE $250 MILLION AGGREGATE PRINCIPAL AMOUNT OF 9.875% NOTES DUE 2014. THE ISSUANCE OF THE NOTES OFFERED HEREBY IS NOT CONDITIONED ON THE ISSUANCE OF SUCH OTHER NOTES.

Investing in the notes involves risks. Please see the section entitled “Risk Factors” beginning on page 39 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and in this prospectus supplement beginning on page S-10 and the accompanying prospectus beginning on page 3.

	Per note	Total

Public offering price[1]	100.00%	$200,000,000
Underwriting discount	2.75%	$5,500,000
Proceeds, before expenses, to us	97.25%	$194,500,000

(1)	Plus accrued interest, if any, from May 19, 2009, if settlement occurs after such date.

The issuer does not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters have exercised their over-allotment option and purchased an additional $30 million principal amount of notes at the public offering price, less the underwriting discounts and commissions, to cover over-allotments on May 14, 2009. The total underwriting discounts and commissions are $6,325,000, and our total proceeds, before expenses, are $223,675,000.

The underwriters expect to distribute the notes in book-entry form through the facilities of The Depository Trust Company and its direct and indirect participants on or about May 19, 2009.

Joint Book-Running Managers

Credit Suisse	J.P. Morgan	Citi	Merrill Lynch & Co.
Deutsche Bank Securities

Lead Manager

ABN AMRO Incorporated

Co-Managers

Barclays Capital	Scotia Capital	Wachovia Securities

The date of this prospectus supplement is May 14, 2009

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information about us and the securities we may offer from time to time. This prospectus supplement describes the specific details regarding this offering. Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus filed by us with the Securities and Exchange Commission, or the “SEC.” We have not, and the underwriters have not, authorized anyone else to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale thereof is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus, any free writing prospectus or any document incorporated by reference herein or therein is accurate as of any date other than their respective dates. our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

Forward-looking statements

Forward-looking statements in this prospectus supplement and documents that are incorporated by reference herein are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements are based on various facts and have been derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	our inability to access the capital and/or the asset-backed markets on a favorable basis;

•	competition in our existing and future lines of business, and the financial resources of competitors;

•	our failure to comply with laws and regulations and any changes in laws and regulations, including hospitality, vacation rental and vacation ownership-related regulations, telemarketing regulations, privacy policy regulations and state, federal and international tax laws;

•	seasonal fluctuation in the travel business;

•	local and regional economic conditions that affect the travel and tourism industry;

•	our failure to complete future acquisitions or to realize anticipated benefits from completed acquisitions;

•	actions by our franchisees that could harm our business;

•	the loss of any of our senior management;

•	pandemics or the threat of pandemics that may negatively affect the travel industry;

•	terrorist attacks that may negatively affect the travel industry, result in a disruption in our business and adversely affect our financial results;

•	risks inherent in operating in foreign countries, including exposure to local economic conditions, government regulation, currency restrictions and other restraints, changes in and application of tax laws, expropriation, political instability and diminished ability to legally enforce our contractual rights; and

•	our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster or other business interruption.

Other factors not identified above, including the risk factors described or incorporated by reference in the “Risk Factors” section of this prospectus supplement or the accompanying prospectus, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and in this prospectus supplement or the accompanying prospectus in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law. For any forward-looking statements contained or incorporated by reference in this prospectus supplement, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Summary

The following is a summary of the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read this prospectus supplement in its entirety and the documents we have referred you to, including those incorporated herein by reference, especially the risks of investing in the notes discussed under “Risk Factors,” before investing in these notes. Except as otherwise indicated or unless the context otherwise requires, “Wyndham Worldwide Corporation,” “we,” “us,” “our,” “the Company,” and “our company” refer to Wyndham Worldwide Corporation or any successor thereto and its subsidiaries on a consolidated basis. Unless otherwise indicated, information is presented as of March 31, 2009.

Our Company

As one of the world’s largest hospitality companies, we offer individual consumers and business customers a broad suite of hospitality products and services across various accommodation alternatives and price ranges through our portfolio of world-renowned brands. With more than 20 brands, which include Wyndham Hotels and Resorts, Ramada, Days Inn, Super 8, Wyndham Rewards, Wingate, Microtel, RCI, The Registry Collection, Endless Vacation Rentals, Landal GreenParks, Cottages4You, Novasol, Wyndham Vacation Resorts and WorldMark by Wyndham, we have built a significant presence in most major hospitality markets in the United States and throughout the rest of the world.

The hospitality industry is a major component of the travel industry, which is the third-largest retail industry in the United States after the automotive and food stores industries. We operate primarily in the lodging, vacation exchange and rentals, and vacation ownership segments of the hospitality industry:

•	Through our lodging business, we franchise hotels in the upscale, midscale, and economy segments of the lodging industry and provide hotel management services to owners of luxury, upscale and midscale hotels;

•	Through our vacation exchange and rentals business, we provide vacation exchange products and services and access to distribution systems and networks to resort developers and owners of intervals of vacation ownership interests, and we market vacation rental properties primarily on behalf of independent owners, vacation ownership developers and other hospitality providers; and

•	Through our vacation ownership business, we develop, market and sell vacation ownership interests to individual consumers, provide consumer financing in connection with the sale of vacation ownership interests and provide management services at resorts.

We provide directly to individual consumers our high quality products and services, including the various accommodations we market, such as hotels, vacation resorts, villas and cottages, and products we offer, such as vacation ownership interests. We also provide valuable products and services to our business customers, such as franchisees, hotel owners, affiliated resort developers and prospective developers. These products and services include marketing and central reservation systems, inventory networks and distribution channels, back office services and loyalty programs. We strive to provide value-added products and services that are intended to both enhance the travel experience of the individual consumer and drive revenue to our business customers. The depth and breadth of our businesses across different segments of the hospitality industry provide us with the opportunity to expand our relationships with our existing individual consumers and business customers in one or more segments of our business by offering them additional or alternative products and services from our other segments. Historically, we have pursued what we believe to be financially-attractive entry points in the major global hospitality markets to strengthen our portfolio of products and services.

The largest portion of our revenues comes from fees we receive in exchange for providing services and products. For example, we receive fees in the form of royalties for our customers’ utilization of our brands and for our provision of hotel and resort management and vacation exchange and rentals services. The remainder of our revenues comes from the proceeds received from sales of products, such as vacation ownership interests and related services.

Our lodging, vacation exchange and rentals and vacation ownership businesses all have both domestic and international operations. For the year ended December 31, 2008, we derived 76% of our revenues in the United States and 24% internationally.

For the three months ended March 31, 2009 and the full year ended December 31, 2008, we generated revenues of $901 million and $4,281 million, respectively, and net income of $45 million and a net loss of $1,074 million, respectively.

As of March 31, 2009, our total debt outstanding, exclusive of debt outstanding under our vacation ownership securitization program, was approximately $1,913 million. At March 31, 2009, the weighted average interest rate on our outstanding debt, exclusive of debt outstanding under our vacation ownership securitization program, was approximately 4.5%.

Risk Factors

See the sections entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in the notes.

The offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of notes.”

Issuer	Wyndham Worldwide Corporation, a Delaware corporation

Securities Offered	$200 million aggregate principal amount of 3.50% convertible notes due 2012. The underwriters have exercised their over-allotment option and purchased an additional $30 million principal amount of notes at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

Maturity	The notes will mature on May 1, 2012, unless earlier repurchased or converted.

Interest Rate	The notes will bear interest at the rate of 3.50% per year. Interest on the notes will be payable semi-annually in arrears on May 1 and November 1 of each year commencing November 1, 2009.

Issue Price	100% plus accrued interest, if any, from the date on which the offering is consummated.

Conversion Rights	The notes are not convertible into our common stock or any other securities under any circumstances. Upon conversion, in lieu of receiving shares of our common stock, a holder will receive an amount in cash equal to the settlement amount, as determined in the manner set forth in this prospectus supplement. See “Description of notes — Conversion rights — Payment upon conversion.” Holders may convert their notes into cash prior to the close of business on the business day immediately preceding February 1, 2012, in principal amounts of $2,000 and integral multiples of $1,000 in excess thereof, at the option of the holder only under the following circumstances:

• during any fiscal quarter commencing after June 30, 2009, if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day;

• during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” (as defined under “Description of notes — Conversion rights — Conversion upon satisfaction of trading price condition”) per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day; or

• upon the occurrence of specified corporate transactions described under “Description of notes — Conversion rights — Conversion upon specified corporate transactions.”

On and after February 1, 2012 to, and including, the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes, in multiples of $1,000 principal amount, into cash at the option of the holder regardless of the foregoing circumstances.

The conversion rate for the notes is initially 78.5423 shares per $1,000 principal amount of notes (equal to a conversion price of approximately $12.73 per share of common stock), subject to adjustment as described in this prospectus supplement.

In addition, following certain corporate transactions that occur prior to maturity, we will pay a make-whole premium by increasing the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances as described under “Description of notes — Conversion rights — Adjustment to cash due upon conversion upon a make-whole fundamental change.”

You will not receive any additional cash payment representing accrued and unpaid interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed to be paid by the payment of the cash into which a note is convertible.

Fundamental change	If we undergo a “fundamental change” (as defined under “Description of notes — Fundamental change permits holders to require us to purchase notes”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, to, but excluding, the fundamental change purchase date.

Ranking	The notes will be general unsecured obligations of ours and will rank equally with all of our existing and future unsubordinated obligations. As of March 31, 2009, we had approximately $1,614 million of unsecured indebtedness outstanding, $299 million of secured indebtedness outstanding, and $1,734 million of securitized indebtedness outstanding.

Holders of any secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness, in the event of any bankruptcy, liquidation or similar proceeding.

The notes will be structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables. As of March 31, 2009, our direct and indirect subsidiaries had approximately $299 million of outstanding debt, exclusive of debt outstanding under our vacation ownership securitization program.

Other Notes Offering	In addition to the issuance of the notes sold pursuant to this prospectus supplement, we sold and plan to issue $250 million aggregate principal amount of 9.875% notes due 2014 (the “Other Notes Offering”). The issuance of the notes offered hereby is not conditioned on the issuance of such other notes. We intend to use the net proceeds of the Other Notes Offering to reduce the outstanding principal balance under our revolving credit facility.

Use of Proceeds	We estimate that the proceeds from this offering will be approximately $223.4 million (after giving effect to the underwriters’ exercise of their over-allotment option in full), after deducting fees and estimated expenses. We have entered into convertible note hedge transactions with financial institutions that are affiliates of certain of the underwriters of the notes (the “option counterparties”). We have also entered into warrant transactions with the option counterparties. We intend to use approximately $30.2 million of the net proceeds from this offering to pay the cost to us of the convertible note hedge transactions, taking into account the proceeds to us of the warrant transactions described below. We intend to use the remainder of the net proceeds from this offering to reduce the outstanding principal balance under our revolving credit facility. See “Use of proceeds.”

Book-Entry Form	The notes will be issued in the form of one or more fully registered global notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the global notes through the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V. as operator of the Euroclear System (in Europe), if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Absence of a Public Market for the Notes	The notes are new securities for which there is currently no established market. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making activities with respect to the notes without notice to you or us. We do not intend to apply for a listing of the notes on any securities exchange or quotation system.

U.S. Federal Income Tax Consequences	For the U.S. federal income tax consequences of the holding, disposition and conversion of the notes, see “Certain material U.S. federal income tax considerations.”

Convertible Note Hedge and Warrant Transactions	In connection with the offering of the notes, we have entered into convertible note hedge transactions with the option counterparties, which are expected generally to offset our exposure to potential cash payments we may be required to make upon conversion of the notes. We have also entered into warrant transactions with the option counterparties pursuant to which we have sold warrants for the purchase of our common stock. The warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrants. However, subject to certain conditions, we may elect to settle all of the warrants in cash.

In connection with hedging the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or avoid a decrease in) the market price of our common stock or the notes at that time.

In addition, the option counterparties or their respective affiliates may enter into or unwind various derivatives with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount of the cash payment that you will receive upon conversion of the notes.

For a discussion of the potential impact of any market or other activity by the option counterparties or their affiliates in connection with these convertible note hedge and warrant transactions, see “Risk factors — Risks related to the notes — The convertible note hedge and warrant transactions may affect the value of the notes and our common stock” and “Underwriting.”

New York Stock Exchange Symbol for Our Common Stock	Our common stock is listed for trading on the New York Stock Exchange under the symbol “WYN.”

Trustee, Paying Agent and Conversion Agent	U.S. Bank National Association.

Governing Law	The notes and the indenture under which they will be issued will be governed by New York law.

Risk factors

Your investment in the notes involves certain risks. Before you invest in the notes, in consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks relating to the notes and the discussion of risks relating our business under the caption “Risk Factors” in the accompanying prospectus and under the heading “Risk Factors” contained in Part II, Item 1A of our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which are incorporated herein by reference. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in other Exchange Act reports that we file with the SEC, which will be incorporated herein by reference, or by a post-effective amendment to the registration statement of which this prospectus supplement forms a part. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Risks related to the notes

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of March 31, 2009, our total debt outstanding, exclusive of debt outstanding under our vacation ownership securitization program, was approximately $1,913 million. Our indebtedness as of March 31, 2009, after giving effect to the issuance and sale of the notes offered hereby and the $250 million 9.875% notes due 2014 that we plan to issue in addition to the issuance of the notes offered hereby, and the reduction of the outstanding principal balance under our revolving credit facility with the proceeds from the sale of both series of notes, would have been approximately the same. Our level of indebtedness could restrict our operations and make it more difficult for us to satisfy our obligations under the notes. For example, our level of indebtedness could, among other things:

•	limit our ability to obtain additional financing for working capital, capital expenditures and acquisitions or make such financing more costly;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures, dividends or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes.

In addition, the indenture governing the notes, our existing senior credit facility and the terms of the agreements governing our other outstanding indebtedness contain or will contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, including the notes.

The notes are not convertible into our common stock or any other securities under any circumstances.

You may convert your notes only into cash based on the applicable conversion rate and only under certain circumstances as described herein. You will not be entitled to any rights with respect to our common stock at any time (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) as a result of your ownership of notes. However, the value of your notes may be impacted by changes affecting our common stock.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes and our existing indebtedness do not prohibit us or our subsidiaries from doing so. Our senior credit facility will permit additional borrowing under such facility and all of those borrowings would rank equally with the notes. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

The notes will be unsecured and rank behind any secured creditors to the extent of the value of the collateral securing their claims.

As of March 31, 2009, we had $299 million of secured indebtedness. Holders of any secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of our secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes. In that event, because the notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

The notes will be structurally junior to the indebtedness and other liabilities of our subsidiaries.

You will not have any claim as a creditor against our subsidiaries and all existing and future indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to the notes. Furthermore, in the event of any bankruptcy, liquidation or reorganization of any of our subsidiaries, the rights of the holders of notes to participate in the assets of such subsidiary will rank behind the claims of that subsidiary’s creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the notes are structurally subordinated to the outstanding and other liabilities, including trade payables, of our subsidiaries. As of March 31, 2009, our subsidiaries had approximately $299 million of outstanding indebtedness and other liabilities, excluding intercompany liabilities and indebtedness under our securitization programs, all of which are structurally senior to the notes.

In addition, the indenture permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Our ability to satisfy our obligations will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including the notes;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and/or acquisitions; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. We would not be able to take any of these actions, which would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments, including our senior credit facility and the indenture.

Our failure to meet the terms of covenants in our existing senior credit facility may result in an event of default.

Our existing senior credit facility contains covenants customary for credit facilities of this nature, including requiring us to meet specified financial ratios and financial tests. Our ability to borrow under our senior credit facility will depend upon satisfaction of these covenants. Events beyond our control can affect our ability to meet those covenants.

These financial covenants consist of a minimum interest coverage ratio of at least 3.0 times as of the measurement date and a maximum leverage ratio not to exceed 3.5 times on the measurement date. Our financial covenant calculations were 27.1 times and 2.2 times as of March 31, 2009, respectively. Negative covenants in the credit facility include limitations on indebtedness of material subsidiaries; liens; mergers, consolidations, liquidations, dissolutions and sales of substantially all assets; and sale and leasebacks. Events of default in the credit facility include nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross payment default and cross acceleration (in each case, with respect to indebtedness (excluding securitization indebtedness) in excess of $50 million); and a change of control.

If we are unable to meet the terms of our financial covenants, or if we break any of these covenants, a default could occur under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient funds to refinance our debt. Even if new financing is offered to us, it may not be on terms acceptable to us.

Moody’s and S&P’s ratings for our senior unsecured debt are currently split and a downgrade by S&P could restrict our access to the capital markets and increase our borrowing costs.

On April 28, 2009, Moody’s downgraded our senior unsecured debt rating to Ba2 (and our corporate family rating to Ba1) with a “stable outlook.” Our senior unsecured debt is rated BBB- with a “negative outlook” by S&P. This split rating means that further downgrades by the rating agencies, in particular a downgrade by S&P, could affect our future borrowing and/or bonding costs and the availability of such bonding capacity. It is also possible that asset-backed securities issued pursuant to our securitization programs could in the future be downgraded by rating agencies. If our asset-backed securities are downgraded, our ability to complete other securitization transactions on acceptable terms could be jeopardized, and we could be forced to rely on other funding sources which may be more expensive and less attractive, or such other funding sources may not be available, which may require us to adjust our business operations accordingly, including reducing or suspending our financing to purchasers of vacation ownership interests. In addition, our inability to access the securitization or debt markets or utilize other financing vehicles would negatively affect our liquidity. Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition, Liquidity and Capital Resources—Liquidity Risk” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009.

Developments in the convertible debt markets may adversely affect the market value of the notes.

Governmental actions that interfere with the ability of convertible notes investors to effect short sales of the underlying common stock could significantly affect the market value of the notes. Such government actions would make the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of any company whose common stock was subject to such actions. The convertible debt markets have experienced unprecedented disruptions resulting from, among other things, the instability in the credit and capital markets and the emergency orders issued by the Securities and Exchange Commission (the “SEC”) on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of the common stock of certain financial companies. Although SEC orders expired at 11:59 p.m., New York City Time, on Wednesday, October 8, 2008, the SEC is currently considering instituting other limitations on effecting short sales (such as reinstituting the “up-tick rule”) and other regulatory agencies may do the same. On April 8, 2009, the SEC voted unanimously to seek public comment on whether short sale price restrictions or circuit breaker restrictions should be imposed. The SEC voted to propose two approaches to restrictions on short selling. One would apply on a market wide and permanent basis, including adoption of a new uptick rule, while the other would apply only to a particular security during severe market declines in that security, and would involve, among other things, bans on short selling in a particular security during a day if there is a severe decline in price in that security. If such limitations are instituted by the SEC or any other regulatory agencies, the market value of the notes could be adversely affected.

If we are unable to consummate this offering or the Other Notes Offering, we may have to seek alternative sources of financing on terms that may not be favorable to us, which could adversely affect our liquidity position.

We intend to use the net proceeds of this offering, together with the net proceeds of our Other Notes Offering, to, among other things, reduce the outstanding principal balance under our revolving credit facility, which is scheduled to mature in July 2011. This offering and the Other Notes Offering are not contingent on each other, and there can be no assurance made that either of such transactions will be completed. If we are unable to complete this offering or the Other Notes Offering, or if the aggregate net proceeds from such transactions do not sufficiently reduce the outstanding principal balance under our revolving credit facility, we may have to use cash on hand for our future financial needs, including payments made on conversion of the notes, or seek alternative sources of financing (including extension of our revolving credit facility) on terms that may not be favorable to us, any of which may adversely affect our ability to invest in existing and new projects, fund our ongoing business activities, retire or service our outstanding debt or pay dividends.

We may not have the ability to raise the funds necessary to pay the cash due upon conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change at 100% of their principal amount plus accrued and unpaid interest including additional interest, if any, as described under “Description of notes—Fundamental change permits holders to require us to purchase notes.” In addition, upon conversion of any notes, we will be required to pay to the holder of a note a cash payment based on the applicable conversion rate as described under “Description of notes—Conversion rights—Payment upon conversion.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of tendered notes or settlement of converted notes. In addition, our ability to repurchase the notes or to pay cash upon conversions of the notes may be limited by law or by agreements governing our future indebtedness. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture or to pay cash upon future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The accounting for the notes will result in our having to recognize interest expense significantly more than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income.

We will settle conversions of the notes by delivering solely cash, as described under “Description of notes—Conversion rights—Payment upon conversion.” Accordingly, the conversion option that is part of the notes will be accounted for as a derivative under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, or SFAS No. 133. In general, this will result in an initial valuation of the conversion option, which will be bifurcated from the debt component of the notes resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the notes, which will result in an effective interest rate reported in our Consolidated Statements of Income significantly in excess of the stated coupon rate of the notes. This will reduce our earnings and could adversely affect the price at which our common stock trades, but will have no effect on the amount of cash interest paid to holders or on our cash flows.

For each financial statement period after issuance of the notes, a gain (or loss) will be reported in our Consolidated Statements of Income to the extent the valuation of the conversion option changes from the previous period. The convertible note hedge transactions described in this prospectus supplement will also be accounted for as a derivative under SFAS No. 133, and such transactions are expected to offset the gain (or loss) associated with changes to the valuation of the conversion option. Although we do not expect there to be any net impact to our Consolidated Statements of Income as a result of our issuing the notes and entering into the convertible note hedge transactions, we cannot assure you that these transactions will be completely offset, which may result in volatility to our Consolidated Statements of Income.

The conditional conversion features of the notes, if triggered, may adversely affect our financial condition, operating results, cash flows and stockholders’ equity.

In the event the conditional conversion features of the notes are triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. See “Description of notes—Conversion rights.” If one or more holders elect to convert their notes, we would be required to pay cash to such holder to settle any such conversion, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.

In the future, we may sell additional shares of our common stock in public or private transactions to raise capital. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and the trading price of the notes, and impair our ability to raise capital through the sale of equity and equity-linked securities.

Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the notes.

The stock market has recently experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this prospectus supplement or the documents we have incorporated by reference in this prospectus supplement, or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock would likely adversely impact the trading price of the notes. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. This trading activity could, in turn, affect the trading prices of the notes.

The conditional conversion feature of the notes could result in your receiving cash with a value less than the shares of our common stock underlying the notes.

Prior to the close of business on the business day immediately preceding February 1, 2012, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and therefore you will not be able to receive the amount of the cash into which the notes would otherwise be convertible.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the amount of cash payable in respect of your notes is determined.

Under the notes, a converting holder will be exposed to fluctuations in the value of our common stock during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation. Under the notes, the amount of cash that you will receive upon conversion of your notes is determined by reference to the volume weighted average prices of our common stock for each trading day in a 30 consecutive trading-day observation period. As described under “Description of notes—Conversion rights—Payment upon conversion,” this period means, for notes with a conversion date occurring on or after February 1, 2012, the 30 consecutive trading-day period beginning on, and including, the 32nd scheduled trading day prior to the maturity date, and in all other instances, the 30 consecutive trading-day period beginning on, and including, the second trading day immediately following the relevant conversion date. Accordingly, if the price of our common stock decreases during this period, the amount of cash you receive will be adversely affected.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us except to the extent described under “Description of notes—Fundamental change permits holders to require us to purchase notes,” “Description of notes—Conversion rights—Adjustment to cash due upon conversion upon a make-whole fundamental change” and “Description of notes—Merger, consolidation or sale of assets.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity, under certain circumstances, we will pay a make-whole premium by increasing the conversion rate for notes converted in connection with such make-whole fundamental change. The make-whole premium will be determined based on the date on which the specified corporate transaction becomes effective and the price paid (or deemed paid) per share of our common stock in such transaction, as described below under “Description of notes—Conversion rights—Adjustment to cash due upon conversion upon a make-whole fundamental change.” The make-whole premium may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $45.00 per share or less than $10.61 (in each case, subject to adjustment), no adjustment to the conversion rate will be made. Moreover, in no event will the conversion rate as a result of this adjustment exceed 94.2507 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments.”

Our obligation to pay the make-whole premium upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes—Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of other transactions that could adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters have no obligation to make a market in the notes and they may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash distributions. If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “Certain United States Material Federal Income Tax Considerations.” If you are a non-U.S. holder (as defined in “Certain material U.S. federal income tax considerations”), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments. See “Certain material U.S. federal income tax considerations.”

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the pricing of the notes, we have entered into convertible note hedge transactions with financial institutions that are affiliates of certain of the underwriters of the notes (the “option counterparties”), which are expected generally to offset our exposure to potential cash payments we may be required to make upon the cash conversion of the notes. We have also entered into warrant transactions with the option counterparties pursuant to which we have sold warrants for the purchase of our common stock. The warrant transactions could separately have a dilutive effect on our earnings per share to the extent that the market price per share of our common stock exceeds the applicable strike price of the warrants. However, subject to certain conditions, we may elect to settle all of the warrants in cash.

In connection with hedging the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or avoid a decrease in) the market price of our common stock or the notes at that time.

In addition, the option counterparties or their respective affiliates may enter into or unwind various derivatives with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount of the cash payment that you will receive upon conversion of the notes.

In addition, we will exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the option counterparties or their affiliates expect to sell shares of our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during the observation period for the converted notes.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement. Any of these activities could adversely affect the price of our common stock and the value of the notes and, as a result, the amount of the cash payment that you will receive upon conversion of the notes.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries.

Wyndham Worldwide Corporation is a holding company with limited direct operations. Our principal assets are the equity interests that we hold in our operating subsidiaries. As a result, we are dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on our outstanding debt. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on our debt or to make funds available to us for such payment.

Use of proceeds

We intend to use approximately $223.4 million (after giving effect to the underwriters’ exercise of their over-allotment option in full) of the net proceeds from this offering to pay the cost to us of the convertible note hedge transactions, taking into account the proceeds to us of the warrant transactions described under “Description of convertible note hedge and warrant transactions.” We intend to use the remainder of the net proceeds from this offering to reduce the outstanding principal balance under our revolving credit facility.

We maintain a five-year $900 million revolving credit facility, due in July 2011, which currently bears interest at LIBOR plus 87.5 to 100 basis points. The interest rate on this facility is dependent on our credit ratings and the outstanding balance of borrowings on this facility. As of March 31, 2009, we had $517 million of borrowings and $29 million of letters of credit outstanding under this facility. As such, the total available capacity of the revolving credit facility was $354 million as of March 31, 2009.

Affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., ABN AMRO Incorporated, Barclays Capital Inc., Scotia Capital (USA) Inc. and Wachovia Capital Markets, LLC are lenders under our revolving credit facility, and they will receive more than 10% of the net proceeds of this offering when we reduce the outstanding principal balance under our revolving credit facility.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Three Months
	ended March 31,	Year ended December 31,
	2009	2008*	2007		2006		2005		2004

Ratio of earnings to fixed charges	2.28x	–	4.11	x	4.36	x	7.71	x	7.84x

(*)	The Company was deficient to cover fixed charges by $884 million.

The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and cumulative effect of accounting change, plus fixed charges and the amortization of capitalized interest, less capitalized interest, by (ii) fixed charges. Our fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

Capitalization

The following table sets forth our cash and cash equivalents, securitized assets and capitalization as of March 31, 2009:

(in millions)

Cash and cash equivalents	$135

Securitized assets(*)	$2,981

Securitized vacation ownership debt	$1,734
Other debt:
6% Senior unsecured notes (due December 2016)	$797
Term loan (due July 2011)	300
Revolving credit facility (due July 2011)	517
Vacation ownership bank borrowings	156
Vacation rentals capital leases	130
Other	13

Total other debt	1,913

Total debt	3,647
Total stockholders’ equity	2,379

Total capitalization	$6,026

(*)	Represents the portion of gross vacation ownership contract receivables and securitization restricted cash that collateralize our securitized debt.

Certain material U.S. federal income tax considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of the notes. This discussion applies only to a holder of notes that acquires the notes pursuant to this offering at the initial offering price. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, expatriates, persons deemed to sell the notes under the constructive sale provisions of the Code and persons that hold the notes as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this summary does not discuss any (1) U.S. federal income tax consequences to a Non-U.S. Holder, as defined below, that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is (or is deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock, more than 5% of the fair market value of the notes or, on the date of acquisition of the notes, notes with a fair market value of more than 5% of the aggregate fair market value of our common stock, or (2) state, local, estate or foreign tax considerations. This summary assumes that investors will hold our notes as “capital assets” (generally, property held for investment) under the Code. No ruling from the Internal Revenue Service (“IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Furthermore, this discussion does not address any U.S. federal estate or gift tax consequences or any state, local or foreign tax consequences. Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and foreign income and other tax consequences of the ownership and disposition of the notes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States, any of the States or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust, or (B) that has made a valid election to be treated as a United States person for U.S. federal income tax purposes. A beneficial owner of a note that is not a U.S. Holder or a partnership is referred to herein as a “Non-U.S. Holder.” If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns notes, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns the notes should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder. Certain material U.S. federal income tax consequences to Non-U.S. Holders are described under “— Consequences to Non-U.S. Holders” below.

Payments of interest on the notes

It is expected, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, a U.S. Holder generally will be required to recognize stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption, conversion into cash or other taxable disposition of the notes

Upon the sale, exchange, redemption, conversion into cash or other taxable disposition of a note, including an exchange with a designated financial institution in lieu of conversion, as described in “Description of notes — Conversion rights — Exchange in lieu of conversion”, you generally will recognize capital gain or loss in an amount equal to the difference between (1) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which, to the extent not previously included in income, generally will be taxable as ordinary income) and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a reduced tax rate for sales that occur for taxable years beginning before January 1, 2011, provided that certain holding period and other applicable requirements are satisfied. The deductibility of capital losses is subject to limitations.

Constructive distributions

The conversion rate of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, an adjustment (or the failure to make an adjustment) that has the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, generally will not be deemed to result in a distribution to a U.S. Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being pursuant to such a bona fide reasonable adjustment formula. If such adjustments occur, a U.S. Holder will be deemed to have received a distribution even though the U.S. Holder has not received any cash or property as a result of such adjustments. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the rules described in the following paragraph. It is not clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder would be eligible for the special reduced rate of U.S. federal income tax generally applicable to certain dividends received before January 1, 2011. It is also unclear whether corporate U.S. Holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. Holders are urged to consult their tax advisors concerning the tax treatment of such constructive dividends.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the notes.

Payments of interest on the notes

The United States generally imposes a 30% United States federal withholding tax on payments with respect to payments of interest made to Non-U.S. Holders. You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (on a properly executed IRS Form W-8BEN), or you hold your notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed IRS Form W-8BEN or other applicable form claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty.

Sale, exchange, redemption or other taxable disposition of the notes

Any gain realized on the sale, exchange, redemption, including a conversion of a note into cash, or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxed as described under “— Payment of Interest on the Notes” above) generally will not be subject to U.S. federal income tax.

Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules. In addition, Non-U.S. Holders are urged to consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes.

Constructive distributions

In general, any deemed distribution received by you with respect to the notes resulting from certain adjustments, or the failure to make certain adjustments, to the conversion rate of the notes, see “— Consequences to U.S. Holders — Constructive distributions” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Because a constructive dividend deemed received by a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, in such event, we or others would satisfy any such withholding by reducing payments of cash, payments of interest payable on the notes, or proceeds from a sale subsequently paid or credited to a Non-U.S. Holder.

In order to claim the benefit of a United States income tax treaty, you must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits prior to the payment of any amount described above from which we other others would satisfy our withholding obligation. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup withholding and information reporting

U.S. Holders

Payments of interest on, or the proceeds of the sale or other disposition of, a note generally are subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number and otherwise comply with the rules for establishing an exemption from backup withholding. Amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that certain information is furnished to the IRS.

Non-U.S. Holders

A Non-U.S. Holder generally will be required to comply with certain certification procedures to establish that such holder is not a United States person in order to avoid backup withholding with respect to payments of principal and interest on or the proceeds of a disposition of the notes. In addition, we are required to annually report to the IRS and each Non-U.S. Holder the amount of any interest paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such interest payments and the amount withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that certain required information is provided to the IRS.

Description of notes

The Company will issue the notes under an indenture dated as of November 20, 2008 between Wyndham Worldwide Corporation and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by a second supplemental indenture with respect to the notes. In this section, we refer to the base indenture (the “base indenture”), as supplemented by the second supplemental indenture (the “supplemental indenture”), collectively as the “indenture.” The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us as described under “Where You Can Find More Information.”

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Wyndham Worldwide Corporation and not to its subsidiaries.

General

The notes:

•	will be our unsecured, senior obligations;

•	will initially be limited to an aggregate principal amount of $230 million (after giving effect to the underwriters’ exercise of their over-allotment option in full);

•	will bear cash interest from May 1, 2009 at an annual rate of 3.50% payable on May 1 and November 1 of each year, beginning on November 1, 2009;

•	will be subject to purchase by us at the option of the holders following a “fundamental change” (as defined below under “—Fundamental change permits holders to require us to purchase notes”), at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, including any additional interest to, but excluding, the fundamental change purchase date;

•	will mature on May 1, 2012 unless earlier converted or repurchased;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “— Book-entry, settlement and clearance.”

The notes will not be convertible into shares of our common stock or any other securities under any circumstances. However, subject to fulfillment of certain conditions and during the periods described below, the notes may be converted into cash, initially at a conversion rate of 78.5423 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $12.73 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, we will pay cash based upon a daily conversion value calculated on a proportionate basis for each trading day in the applicable 30 trading-day observation period, as described below under “—Conversion rights—Payment upon conversion.” You will not receive any additional cash payment representing accrued and unpaid interest or additional interest, if any, upon conversion of a note, except under the limited circumstances described below.

The indenture does not limit the amount of debt that may be issued by the Company or its subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “—Fundamental change permits holders to require us to purchase notes” and “—Merger, consolidation and sale of assets” below and except for the provisions set forth under “—Conversion rights—Adjustment to cash due upon conversion upon a make-whole fundamental change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving the Company or in the event of a decline in the credit rating of the Company as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving the Company that could adversely affect such holders.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount; provided that such additional notes must be part of the same issue as the notes offered hereby for federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without giving prior notice to holders.

The Company does not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the notes; paying agent and registrar; transfer and exchange

We will pay the principal of and interest on (including any additional interest) notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay the principal of any certificated notes at the office or agency designated by the Company for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and the Company may act as paying agent or registrar. Interest (including additional interest, if any) on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. The Company is not required to transfer or exchange any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear cash interest at a rate of 3.50% per year until maturity. Interest on the notes will accrue from May 19, 2009 or from the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2009.

Interest will be paid to the person in whose name a note is registered at the close of business on April 15 or October 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date, the stated maturity date or any earlier required repurchase date upon a fundamental change of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the banking institutions in the applicable place of payment are authorized or required by law or executive order to close.

References to interest in this prospectus supplement include Additional Amounts (as defined below) and additional interest, if any, payable upon our election to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with our reporting obligations as described under “— Events of default.”

Ranking

The notes will be general unsecured obligations of ours and will rank equally with all of our existing and future unsubordinated obligations. As of March 31, 2009, we had approximately $1,614 million of unsecured indebtedness outstanding, $299 million of secured indebtedness outstanding, and $1,734 of securitized indebtedness outstanding.

Holders of any secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness, in the event of any bankruptcy, liquidation or similar proceeding.

We conduct our operations through our subsidiaries. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash required to pay our debt service obligations, including payments on the notes. The notes will be “structurally” subordinated to all obligations of our subsidiaries including claims with respect to trade payables. This means that in the event of bankruptcy, liquidation or reorganization of any of our subsidiaries, the holders of notes will have no direct claim to participate in the assets of such Subsidiary but may only recover by virtue of our equity interest in our subsidiaries (except to the extent we have a claim as a creditor of such subsidiary). As a result all existing and future liabilities of our subsidiaries, including trade payables and claims of lessors under leases, have the right to be satisfied in full prior to our receipt of any payment as any equity owner of our subsidiaries. As of March 31, 2009, our subsidiaries had approximately $299 million of indebtedness outstanding, excluding debt outstanding under our vacation ownership securitization program.

We may not be able to pay the cash amount due upon conversion of the notes, or to pay the fundamental change purchase price if a holder requires us to repurchase notes as described below. See “Risk Factors—Risks related to the notes—We may not have the ability to raise the funds necessary to pay the cash due upon conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.”

Conversion rights

General

The notes will not be convertible into shares of our common stock or any other securities under any circumstances. The amount of cash that holders of notes are entitled to receive from us upon any conversion in accordance with the provisions described below will be based on the “applicable conversion rate” (as defined below).

Prior to the close of business on the business day immediately preceding February 1, 2012, the notes will be convertible into cash only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “—Conversion upon satisfaction of trading price condition” and “—Conversion upon specified corporate transactions.” On or after February 1, 2012, holders may convert each of their notes into cash at the applicable conversion rate at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate will initially be 78.5423 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $12.73 per share of common stock ). Upon conversion of a note, in lieu of delivering shares of our common stock, we will pay cash based on a “daily conversion value” (as defined below) calculated on a proportionate basis for each trading day of the 30 trading-day “observation period” (as defined below), all as set forth below under “—Payment upon conversion.” The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, except as described below. Our payment to you of the full amount of cash into which a note is convertible as described under “—Payment upon conversion” will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to third trading day after the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Holders may surrender their notes for conversion into cash under the following circumstances:

Conversion upon satisfaction of sale price condition

Prior to the close of business on the business day immediately preceding February 1, 2012, a holder may surrender all or a portion of its notes for conversion into cash during any fiscal quarter (and only during such fiscal quarter) commencing after June 30, 2009 if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day on which (i) trading in our common stock generally occurs on the New York Stock Exchange or, if our common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a

United States national or regional securities exchange, on the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, “trading day” means a “business day.”

Conversion upon satisfaction of trading price condition

Prior to the close of business on the business day immediately preceding February 1, 2012, a holder of notes may surrender its notes for conversion into cash during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $2 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $2 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each day we fail to do so.

The bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. Promptly (but in any event within 2 business days) after we have received such evidence, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day after we have delivered such instructions and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and applicable conversion rate. If the trading price condition has been met, we will so notify the holders. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders.

Conversion upon specified corporate transactions

Certain distributions

If we elect to:

•	issue to all or substantially all holders of our common stock certain rights or warrants entitling them for a period of not more than 45 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance; or

•	distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our common stock on the trading day preceding the date of announcement for such distribution, we must notify the holders of the notes at least 30 scheduled trading days prior to the ex-dividend date for such issuance or distribution. Once we have given such notice, holders may surrender their notes for conversion into cash at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date and our announcement that such issuance or distribution will not take place, even if the notes are not otherwise convertible at such time.

Certain corporate events

If a transaction or event that constitutes a “fundamental change” (as defined under “—Fundamental change permits holders to require us to purchase notes”) or a “make-whole fundamental change” (as defined under “—Adjustment to cash due upon conversion upon a make-whole fundamental change”) occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under “—Fundamental change permits holders to require us to purchase notes,” or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion into cash at any time from and after the date that is the later of 40 scheduled trading days prior to the anticipated effective date of the transaction and the date we publicly announce such date until 45 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change, until the related fundamental change purchase date (as defined below). We will publicly announce and notify holders and the trustee as promptly as practicable following the date we determine the anticipated effective date of such transaction.

If a holder converts its notes prior to the close of business on the business day immediately preceding the actual effective date of any transaction described in the immediately preceding paragraph and the relevant conversion date occurs prior to February 1, 2012, irrespective of whether one or more other conditions to conversion described in this prospectus supplement have been satisfied, such conversion will be deemed to have occurred pursuant to the immediately preceding paragraph.

Conversions on or after February 1, 2012

On or after February 1, 2012, a holder may convert any of its notes into cash at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Conversion procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with the relevant procedures described above is the conversion date under the indenture.

If a holder has already delivered a purchase notice as described under “—Fundamental change permits holders to require us to purchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon conversion

Upon conversion, we will pay to holders in respect of each $1,000 principal amount of notes being converted cash in an amount equal to the “settlement amount” (as defined below).

The “settlement amount” means the sum of the “daily conversion values” (as defined below) for each of the 30 consecutive trading days during the “observation period” (as defined below).

“Daily conversion value” means, for each of the 30 consecutive trading days during the observation period:

•	if the relevant conversion date occurs prior to February 1, 2012, 3 1/3% of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock on such trading day; and

•	if the relevant conversion date occurs on or after February 1, 2012, the greater of (a) 3 1/3% of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock on such trading date and (b) $33.3333.

“Daily VWAP” means, for each of the 30 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “WYN.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

“Observation period” with respect to any note means:

•	if the relevant conversion date occurs prior to February 1, 2012, the 30 consecutive trading-day period beginning on, and including, the second trading day after the related conversion date; and

•	if the relevant conversion date occurs on or after February 1, 2012, the 30 consecutive trading days beginning on, and including, the 32nd scheduled trading day immediately preceding May 1, 2012.

For the purposes of determining the consideration due upon conversion only, “trading day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in our common stock generally occurs on the New York Stock Exchange or, if our common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock (or other security for which a daily VWAP must be determined) is not so listed or traded, “trading day” means a “business day.”

“Scheduled trading day” means a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, “scheduled trading day” means a business day.

For the purposes of determining payment upon conversion, “market disruption event” means (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

Except as described under “—Adjustment to cash due upon conversion upon a make-whole fundamental change,” we will pay cash to converting holders on the third business day immediately following the last trading day of the observation period.

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the date the requirements set forth in the indenture have been satisfied as to such notes.

Exchange in lieu of conversion

When a holder surrenders its notes for conversion, we may, at our election (an “exchange election”), direct the conversion agent to surrender, on or prior to the second business day following the conversion date, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated financial institution must agree to timely pay, in exchange for such notes, the cash that would otherwise be due upon conversion as described under “—Payment upon conversion” (the “conversion consideration”). If we make an exchange election, we will, by the close of business on the business day following the relevant conversion date, notify the holder surrendering its notes for conversion that we have made the exchange election, and we will notify the designated financial institution of the relevant deadline for delivery of the conversion consideration.

Subject to the immediately following sentence, any notes exchanged by the designated financial institution will remain outstanding. If the designated financial institution agrees to accept any notes for exchange but does not timely deliver the cash due upon conversion, or if such designated financial institution does not accept the notes for exchange, we will deliver the cash due upon conversion as if we had not made an exchange election.

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, at the same time as holders of our common stock and as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held the full number of shares of common stock equal to the product of the conversion rate and the applicable principal amount of their notes:

(1) If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	×	OS1

OS0

where,
CR0	=	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date of such dividend or distribution, or immediately prior to the opening of business on the effective date of such share split or combination, as applicable;
CR1	=	the conversion rate in effect immediately after the opening of business on such ex-dividend date or effective date;
OS0	=	the number of shares of our common stock outstanding immediately prior to such ex-dividend date or effective date; and
OS1	=	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1	=	CR0	×	OS0	+	X

				OS0	+	Y

where,
CR0	=	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such issuance;
CR1	=	the conversion rate in effect immediately after the opening of business on such ex-dividend date;
OS0	=	the number of shares of our common stock outstanding immediately prior to the opening of business on such ex-dividend date;
X	=	the total number of shares of our common stock issuable pursuant to such rights or warrants; and
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants described in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	×	SP0

SP0 − FMV

where,
CR0	=	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such distribution;
CR1	=	the conversion rate in effect immediately after the opening of business on such ex-dividend date;
SP0	=	the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

In the case of rights and warrants, the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	FMV0	+	MP0

MP0

where,
CR0	=	the conversion rate in effect immediately prior to the end of the valuation period (as defined below);
CR1	=	the conversion rate in effect immediately after the end of the valuation period;
FMV0	=	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and
MP0	=	the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If any cash dividend or distribution is made to all or substantially all holders of our common stock, other than a regular, quarterly cash dividend that does not exceed $0.04 (the “initial dividend threshold”), the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	×	SP0

SP0 − C

where,
CR0	=	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such dividend or distribution;
CR1	=	the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;
SP0	=	the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and
C	=	the amount in cash per share we distribute to holders of our common stock in excess of the initial dividend threshold; provided that if the dividend or distribution is not a regular, quarterly cash dividend, the initial dividend threshold will be deemed to be zero.

The initial dividend threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the initial dividend threshold for any adjustment to the conversion rate under this clause (4).

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	AC + (SP1 × OS1)

OS0 × SP1

where,
CR0	=	the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;
CR1	=	the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;
OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;
OS1	=	the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and
SP1	=	the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a reverse share split or share combination).

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including a distribution of cash dividends to holders of our shares of common stock, be deemed to have received a dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain material U.S. federal income tax considerations.”

To the extent that we have a rights plan in effect prior to the time you convert your notes and the rights have separated from the common stock, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

Recapitalizations, reclassifications and changes of our common stock

In the case of:

•	any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination),

•	any consolidation, merger or combination involving us,

•	any sale, lease or other transfer to a third party of substantially all of the consolidated assets of us and our subsidiaries, or

•	any statutory share exchange,

in each case, as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, upon conversion, the settlement amount will continue to be paid solely in cash; provided, however, that the daily VWAP will be calculated based on the value of a unit of the amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of one share of common stock immediately prior to such transaction would have owned or been entitled to receive upon the occurrence of such transaction (the “reference property”). For purposes of the foregoing, if the transaction causes our common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

In connection with any transaction described above, we will also adjust the initial dividend threshold (as defined under “— Conversion rate adjustments” above) based on the number of shares of common stock comprising the reference property and (if applicable) the value of any non-stock consideration comprising the reference property. If the reference property is comprised solely of non-stock consideration, the initial dividend threshold will be zero.

Adjustments of prices

Whenever any provision of the indenture requires us to calculate last reported prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

Adjustment to cash due upon conversion upon a make-whole fundamental change

If a fundamental change described in clause (1), clause (2) or clause (5) of the definition thereof (as defined below and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in clause (2) of the definition thereof, a “make-whole fundamental change”) occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, pay a cash make-whole premium by increasing the conversion rate for the notes so surrendered for conversion, as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of a make-whole fundamental change that would have been a fundamental change but for the proviso in clause (2) of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change).

Upon conversion of notes in connection with a make-whole fundamental change, we will pay solely cash based on the conversion rate as increased to reflect the cash make-whole premium pursuant to the table set forth below, as described as described under “—Conversion rights—Payment upon conversion.” However, if the consideration for our common stock in any such make-whole fundamental change described in clause (2) of the definition of fundamental change is comprised entirely of cash, for any conversion of notes in connection with such make-whole fundamental change, the conversion obligation will be calculated based solely on the “stock price” (as defined below) for the transaction and will be deemed to be an amount equal to the applicable conversion rate (including any increase to reflect the cash make-whole premium as described in this section), multiplied by such stock price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date. We will notify holders of the effective date of any make-whole fundamental change and issue a press release announcing such effective date no later than five business days after such effective date.

The amount by which the conversion rate is increased to reflect the cash make-whole premium in connection with a make-whole fundamental change will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid (or deemed paid) per share of our common stock in the make-whole fundamental change. If the holders of our common stock receive only cash in any make-whole fundamental change described in clause (2) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on, and including, the trading day immediately preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table below will be adjusted in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

The following table sets forth the amount, if any, by which the applicable conversion rate will be increased for each stock price and effective date set forth below:

	Stock Price
Effective Date	$10.61	$12.00	$13.00	$14.00	$15.00	$16.00	$18.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00

May 19, 2009	15.7084	11.1131	8.8085	7.0851	5.7782	4.7780	3.4001	2.5418	1.4592	0.9861	0.7257	0.5568	0.4353
May 1, 2010	15.7084	10.7844	8.1825	6.2876	4.9004	3.8786	2.5541	1.8007	0.9730	0.6642	0.5023	0.3958	0.3171
May 1, 2011	15.7084	9.0788	6.1524	4.1651	2.8348	1.9549	1.0019	0.5963	0.3042	0.2244	0.1771	0.1424	0.1155
May 1, 2012	15.7084	4.7910	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the amount of the conversion rate adjustment set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $45.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no adjustment to the conversion rate will be made; and

•	if the stock price is less than $10.61 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no adjustment to the conversion rate will be made.

Notwithstanding the foregoing, in no event will the conversion rate exceed 94.2507 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

Our obligation to pay the cash make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Fundamental change permits holders to require us to purchase notes

If a “fundamental change” (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $2,000 or an integral multiple of $1,000 in excess thereof. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional interest, to but excluding the fundamental change purchase date (unless the fundamental change purchase date is after a record date and on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our subsidiaries and our and their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act, disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination of our common stock or any such recapitalization, reclassification or change that is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3) “continuing directors” (as defined below) cease to constitute at least a majority of our board of directors;

(4) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5) our common stock (or other common stock underlying the notes) ceases to be listed or quoted on a national securities exchange in the United States.

For purposes of the definition of fundamental change, any transaction or event that constitutes a fundamental change under both clause (1) and clause (2) above will be deemed to be solely a fundamental change under clause (2) of such definition.

A fundamental change under clause (2) above will not be deemed to have occurred, however, if 90% of the consideration received or to be received by our common stock holders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on a national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the daily VWAP will be determined based solely on the value of such publicly traded securities (subject to the provisions set forth above under “—Conversion rights—Payment upon conversion”).

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus supplement or becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted into cash only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the fundamental change purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $2,000 or an integral multiple of $1,000 in excess thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the fundamental change purchase date. The notice of withdrawal shall:

•	state the principal amount of the withdrawn notes;

•	if certificated notes have been issued, state the certificate numbers of the withdrawn notes, or if not certificated, comply with appropriate DTC procedures; and

•	state the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change purchase date. You will receive payment of the fundamental change purchase price on the later of (i) the fundamental change purchase date and (ii) the time of book-entry transfer or delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price).

In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No notes may be purchased at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks related to the notes—We may not have the ability to raise the funds necessary to pay the cash due upon conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Merger, consolidation or sale of assets

Under the terms of the indenture, we will be permitted to consolidate or merge with another entity or to sell all or substantially all of our assets to another entity, subject to our meeting all of the following conditions:

•	the resulting, surviving or transferee entity (if other than us) must agree through a supplemental indenture to be legally responsible for the notes;

•	immediately following the consolidation, merger, sale or conveyance, no event of default shall have occurred and be continuing;

•	we must deliver a supplemental indenture by which the surviving entity (if other than us) expressly assumes our obligations under the indenture; and

•	the resulting, surviving or transferee entity is a corporation or a limited liability company organized and validly existing under the laws of the United States or any jurisdiction thereof, Canada, Mexico, Switzerland or any other country that is a member country of the European Union on the date of the supplemental indenture.

In the event that we consolidate or merge with another entity or sell all or substantially all of our assets to another entity, the surviving entity will be substituted for us under the indenture, and we will be discharged from all of our obligations under the indenture.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether the merger, consolidation or sale of assets covenant would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction.

Any merger, consolidation or sale of our assets as described above might be deemed for U.S. federal income tax purposes to be an exchange of your notes for new notes, resulting in recognition of taxable gain or loss for those purposes, and possibly also adverse withholding or other tax consequences of holding of disposing of the notes thereafter. You should consult your tax adviser regarding the U.S. federal, state, local, and if applicable, non-U.S., income and other tax consequences of such an event.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Additional Amounts

All payments made by the Company, including any successor thereto, on the notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties,

assessments or governmental charges of whatever nature (“Taxes”) unless the withholding or deduction of such Taxes is then required by law. If, as discussed in “— Merger, consolidation or sale of assets,” as a result of or following a merger or consolidation of the Company with, or a sale by the Company of all or substantially all of its assets to, an entity that is organized under the laws of a jurisdiction outside of the United States (a “Change in Domicile”), any deduction or withholding is at any time required for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) any jurisdiction (other than the United States) from or through which the Company makes (or, as a result of the Company’s connection with such jurisdiction, is deemed to make) a payment or delivery on the notes, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction (other than the United States) in which Company is organized or otherwise considered to be a resident or doing business for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clauses (1) and (2), a “Relevant Taxing Jurisdiction”);

to be made in respect of any payment or delivery under the notes, we will pay (together with such payment or delivery) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payment or delivery by each beneficial owner of the notes after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will equal the amount that would have been received in respect of such payment or delivery in the absence of such withholding or deduction; provided, however, that Additional Amounts shall be payable only to the extent necessary so that the net amount received by the holder, after taking into account such withholding or deduction, equals the amount that would have been received by the holder in the absence of a Change in Domicile; provided, further, that no such Additional Amounts will be payable with respect to:

(1) any Taxes that would have been imposed absent a Change in Domicile.

(2) any Taxes that would not have been so imposed but for the existence of any present or former connection between the beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant beneficial owner, if the relevant beneficial owner is an estate, nominee, trust or corporation) and the Relevant Taxing Jurisdiction (including the beneficial owner being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than by the mere ownership or holding of such note or enforcement of rights thereunder or under the guarantee or the receipt of payments in respect thereof;

(3) any Taxes that would not have been so imposed if the beneficial owner had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (x) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant beneficial owner at that time has been notified (in accordance with the procedures set forth in the indenture) by the Company or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made);

(4) any note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the beneficial owner (except to the extent that the beneficial owner would have been entitled to Additional Amounts had the note been presented during such 30 day period);

(5) any Taxes that are payable otherwise than by withholding from a payment or delivery on the notes;

(6) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(7) any withholding or deduction imposed on a payment to an individual that is required to be made pursuant to European Council Directive 2003/48/ EC on the taxation of savings or any other directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

(8) any Taxes that could have been avoided by the presentation (where presentation is required) of the relevant note to another Paying Agent in a member state of the European Union.

Such Additional Amounts will also not be payable where, had the beneficial owner of the note been the holder of the note, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (8) inclusive above.

The Company will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Company will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to each holder. The Company will attach to each certified copy a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of notes then outstanding and (y) the amount of such withholding Taxes paid per $1,000 principal amount of the notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the trustee by the holders of the notes upon request and will be made available at the offices of the Paying Agent.

At least 30 days prior to each date on which any payment under or with respect to the notes or the guarantee is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officers’ Certificate addressing such matters.

Wherever in the Indenture, the notes or this description of the notes there are mentioned, in any context:

(1) the payment of principal,

(2) purchase prices in connection with a purchase of notes,

(3) interest, or

(4) any other amount payable on or with respect to the notes,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to the Company is organized or any political subdivision or taxing authority or agency thereof or therein.

Events of default

Holders of notes will have specified rights if an Event of Default (as defined below) occurs.

The term “Event of Default” in respect of the notes means any of the following:

(1) we do not pay interest, including any additional interest and any additional amounts, on any note within 30 days of its due date;

(2) we do not pay the principal of any note, including any additional amount, when due and payable, at maturity, upon required repurchase in connection with a fundamental change, or upon acceleration;

(3) failure by us to comply with our obligation to convert the notes into cash in accordance with the indenture upon exercise of a holder’s conversion right;

(4) failure by us to give (i) a fundamental change notice for a period of five business days after such notice becomes due or (ii) a notice of a specified corporate transaction as described under “—Conversion rights —Conversion upon specified corporate transactions” when such notice becomes due;

(5) failure by us to comply with our obligations under “—Merger, consolidation or sale of assets;”

(6) we remain in breach of a covenant or warranty in respect of the indenture or any note (other than a covenant included in the indenture solely for the benefit of debt securities of another series) for 60 days after we receive a written notice of default, which notice must be sent by either the trustee or holders of at least 25% in principal amount of the outstanding notes;

(7) indebtedness of ours or any of our restricted subsidiaries of at least $50,000,000 in aggregate principal amount is accelerated which acceleration has not been rescinded or annulled after 30 days notice thereof;

(8) we or any of our significant subsidiaries (other than any securitization entity), as defined in Article 1, Rule 1-02 of Regulation S-X, file for bankruptcy, or other events of bankruptcy, insolvency or reorganization specified in the indenture occur; or

(9) a final judgment for the payment of $50 million or more (excluding any amounts covered by insurance) rendered against us or any of our significant subsidiaries (other than any securitization entity), as defined in Article 1, Rule 1-02 of Regulation S-X, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

“Restricted subsidiary” means a subsidiary of ours (other than a securitization entity) which (i) is owned, directly or indirectly, by us or by one or more of our subsidiaries, or by us and one or more of our subsidiaries, (ii) is incorporated under the laws of the United States or a state thereof and (iii) owns a principal property.

“Securitization entity” means any subsidiary or other person that is engaged solely in the business of effecting asset securitization transactions and related activities.

“Principal property” means an asset or assets owned by us or any restricted subsidiary having a gross book value in excess of $50,000,000.

If an Event of Default with respect to the notes has occurred, the trustee or the holders of at least 25% in principal amount of the notes may declare the entire unpaid principal amount of, and all the accrued interest, including additional interest, if any, on such notes to be due and immediately payable. This is called a declaration of acceleration of maturity. There is no action on the part of the trustee or any holder of the notes required for such declaration if the Event of Default is a specified event of the Company’s bankruptcy, insolvency or reorganization. Holders of a majority in principal amount of the notes may also waive certain past defaults under the indenture with respect to the notes on behalf of all of the holders of the notes. A declaration of acceleration of maturity may be canceled, under specified circumstances, by the holders of at least a majority in principal amount of the notes and the trustee.

Notwithstanding the foregoing, the indenture will provide that, to the extent we elect, the sole remedy for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act of 1939 any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) our failure to comply with our obligations as set forth under “—Reports” below, will after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at a rate equal to:

•	0.25% per annum of the principal amount of the notes outstanding for each day during the 60-day period beginning on, and including, the occurrence of such an event of default during which such event of default is continuing; and

•	0.50% per annum of the principal amount of the notes outstanding for each day during the 120-day period beginning on, and including, the 61st day following, and including, the occurrence of such an event of default during which such event of default is continuing;

provided, however, that in no event shall additional interest accrue under the terms of the indenture at an annual rate in excess of 0.50% during the six-month period beginning on, and including, the date which is six months after the last date of original issuance of the notes for any failure to timely file any document or report that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (after giving effect to all applicable grace periods thereunder and other than reports on Form 8-K).

If we so elect, such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. On the 181st day after such Event of Default (if the Event of Default relating to the reporting obligations is not cured or waived prior to such 181st day), the notes will be subject to acceleration as provided above. The provisions of the indentures described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other Event of Default. In the event we do not elect to pay the additional interest following an Event of Default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 180 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of notes and the trustee and paying agent of such election prior to the beginning of such 180-day period. Upon our failure to timely give such notice, the notes will be immediately subject to acceleration as provided above.

Except in cases of default, where the trustee has special duties, the trustee is not required to take any action under the indenture at the request of holders unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee. If an indemnity satisfactory to the trustee is provided, the holders of a majority in principal amount of notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances specified in the indenture. No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or event of default.

Before holders are allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the notes, the following must occur:

•	such holders must give the trustee written notice that an event of default has occurred and remains uncured;

•	holders of at least 25% in principal amount of the notes must make a written request that the trustee take action because of the default and must offer the trustee indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have failed to take action for 60 days after receipt of the notice and offer of indemnity.

Holders are, however, entitled at any time to bring a lawsuit for the payment of money due on the notes on or after the due date.

Modification of the Indenture

The indenture provides that we and the trustee may, without the consent of any holders of the notes, enter into supplemental indentures for the purposes, among other things, of:

(1) curing ambiguities or inconsistencies in the indenture or making any other provisions with respect to matters or questions arising under the indenture;

(2) providing for the assumption by a successor corporation of the obligations of the Company under the indenture;

(3) adding guarantees with respect to the notes;

(4) securing the notes;

(5) adding to the covenants of the Company for the benefit of the holders or surrendering any right or power conferred upon the Company;

(6) adding additional Events of Default;

(7) making any change that does not adversely affect the rights of any holder;

(8) changing or eliminating any provisions of the indenture so long as there are no holders entitled to the benefit of the provisions;

(9) complying with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

(10) conforming the provisions of the indenture and the notes to the “Description of notes” section in this prospectus supplement.

With specific exceptions, the indenture or the rights of the holders of the notes may be modified by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the notes, but no modification may be made without the consent of the holder of each outstanding note that would:

(1) extend the maturity of any payment of principal of or any installment of interest on any notes;

(2) reduce the principal amount of any note, or the interest, including additional interest, thereon;

(3) make any change that adversely affects the conversion rights of any notes;

(4) reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) change our obligation to pay additional amounts;

(6) change any place of payment where, or the currency in which, any note or interest, including additional interest, is denominated as payable;

(7) change the ranking of the notes;

(8) impair the right to sue for the enforcement of any payment on or with respect to any note; or

(9) reduce the percentage in principal amount of outstanding notes required to consent to any supplemental indenture, any waiver of compliance with provisions of the indenture or specific defaults and their consequences provided for in the indenture, or otherwise modify the sections in the indenture relating to these consents.

Discharge

Article XII of the base indenture will not apply to the notes. Instead, we may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act must be filed by us with the trustee within 15 days after the same are required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Documents filed by us with the SEC via the EDGAR system (or any successor thereto) will be deemed to be filed with the trustee as of the time such documents are filed via EDGAR.

Trustee

U.S. Bank National Association is the trustee, security registrar, paying agent and conversion agent. U.S. Bank National Association, in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, settlement and clearance

The notes will be issued in the form of one or more fully registered global notes (each a “global note”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the

Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the notes in definitive form in exchange for the entire global note representing such notes. In addition, we may at any time, and in our sole discretion, determine not to have the notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing such notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes registered in its name.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Global clearance and settlement procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of the notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream Luxembourg participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg participant or a Euroclear participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Description of convertible note
hedge and warrant transactions

In connection with the pricing of the notes, we have entered into convertible note hedge transactions with financial institutions that are affiliates of certain of the underwriters of the notes (the “option counterparties”) pursuant to which we have purchased call options. The call options are exercisable with reference to, subject to anti-dilution adjustments substantially similar to those applicable to the notes, the number of shares of our common stock underlying the notes and will be cash-settled. Concurrently with entering into the convertible note hedge transactions, we have entered into warrant transactions with the option counterparties whereby we have sold the option counterparties warrants relating to, subject to customary anti-dilution adjustments, the same number of shares of our common stock. The warrants may be net share settled or, subject to certain conditions, cash-settled, at our election.

We intend to use approximately $30.2 million of the net proceeds from this offering to pay the cost of the convertible note hedge transactions, taking into account the proceeds to us from the warrant transactions.

The convertible note hedge transactions are expected generally to offset our exposure to potential cash payments we may be required to make upon the cash conversion of the notes in the event that the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the notes. Separately, if the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants, the warrant transactions could have a dilutive effect to the extent that the market price exceeds the applicable strike price of the warrants.

We will not be required to make any payment to the option counterparties upon the exercise of the options that are a part of the convertible note hedge transactions, but will be entitled to receive from them a cash payment generally based on the amount by which the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions during the relevant valuation period under the convertible note hedge transactions. If the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants during the measurement period at the maturity of the warrants, we will owe the option counterparties shares of our common stock or cash, at our election (but subject to certain conditions), in an amount based on the excess of such market price per share of our common stock over the strike price of the warrants.

The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the option counterparties, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge transactions or the warrant transactions.

For a discussion of the potential impact of any market or other activity by the option counterparties or their affiliates in connection with these convertible note hedge and warrant transactions, see “Underwriting—Convertible note hedge and warrant transactions” and “Risk factors—Risks related to the notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Underwriting

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement, between us and the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below at the public offering price set forth below less the applicable underwriter’s discounts and commissions set forth below:

Principal
amount of
Underwriter	notes

Credit Suisse Securities (USA) LLC	$60,000,000
J.P. Morgan Securities Inc.	$35,000,000
Citigroup Global Markets Inc.	$35,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$35,000,000
Deutsche Bank Securities Inc.	$6,000,000
ABN AMRO Incorporated	$11,000,000
Barclays Capital Inc.	$6,000,000
Scotia Capital (USA) Inc.	$6,000,000
Wachovia Capital Markets, LLC	$6,000,000

Total	$200,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

We have granted the underwriters an over-allotment option to purchase up to an additional $30 million aggregate principal amount of notes from us at the initial offering price less the underwriters’ discount to cover sales of notes that exceed the principal amount of notes specified above. The underwriters have exercised this over-allotment option on May 14, 2009.

We, our directors and certain of our executive officers have agreed that, for a period of 90 days from the date of the underwriting agreement, neither we nor they will, without the prior consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., subject to limited exceptions, (i) offer, pledge, publicly announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of 1.65% of the principal amount of the notes. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the notes:

	Paid by us

	Without	With
	over-allotment	over-allotment

Per $1,000 principal amount of notes	2.75%	2.75%
Total	$5,500,000	$6,325,000

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $300,000.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes or our common stock. Specifically, the underwriters may overallot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes or share of our common stock in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes or share of our common stock in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes or our common stock above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Convertible note hedge and warrant transactions

In connection with the offering of the notes, we have entered into convertible note hedge transactions with financial institutions that are affiliates of certain of the underwriters of the notes (the “option counterparties”). The convertible note hedge transactions are expected generally to offset our exposure to potential cash payments we may be required to make upon the conversion of the notes. We have also entered into warrant transactions with the option counterparties pursuant to which we have sold warrants for the purchase of our common stock. The warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrants. However, subject to certain conditions, we may elect to settle all of the warrants in cash.

In connection with hedging the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or avoid a decrease) in the market price of our common stock or the notes at that time.

In addition, the option counterparties or their respective affiliates may enter into or unwind various derivatives with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount of the cash payment that you will receive upon conversion of the notes.

See “Risk factors — Risks related to the notes — The convertible note hedge and warrant transactions may affect the value of the notes and our common stock” and “Description of convertible note hedge and warrant transactions.”

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of notes to the public in that Member State except that it may, with effect from and including such date, make an offer of Notes to the public in that Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/7I/EC and includes any relevant implementing measure in that Member State.

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “Act”)) in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of such Act does not apply to us and (b) it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions.

Affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., ABN AMRO Incorporated, Barclays Capital Inc., Scotia Capital (USA) Inc. and Wachovia Capital Markets, LLC are lenders under our revolving credit facility, and they will receive more than 10% of the net proceeds of this offering when we reduce the outstanding principal balance under our revolving credit facility. See “Use of proceeds.” Therefore, this offering is being made in accordance with Rule 5110(h) of the Financial Industry Regulatory Authority, Inc.

Legal matters

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York in connection with this offering. The underwriters are being represented by Davis Polk & Wardwell, New York, New York.

Independent registered public accounting firm

The consolidated financial statements of Wyndham Worldwide Corporation and subsidiaries (the “Company”), incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that, prior to its separation from Cendant Corporation (“Cendant”; known as Avis Budget Group since August 29, 2006), the Company was comprised of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant. Included in Notes 22 and 23 of the consolidated and combined financial statements is a summary of transactions with related parties. As discussed in Note 23 to the consolidated and combined financial statements, in connection with its separation from Cendant, the Company entered into certain guarantee commitments with Cendant and has recorded the fair value of these guarantees as of July 31, 2006. As discussed in Note 7 to the consolidated and combined financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 on January 1, 2007. Also, as discussed in Notes 2 and 14 to the consolidated and combined financial statements, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, on January 1, 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FASB Staff Position (“FSP”) FAS 157-2, which was issued on February 12, 2008, which is incorporated herein by reference.

With respect to the unaudited interim financial information for the periods ended March 31, 2009 and 2008 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (www.sec.gov). Our internet address is www.WyndhamWorldwide.com. However, the information on our website is not a part of this prospectus supplement. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Incorporation by reference

Rather than include in this prospectus supplement some of the information that we include in reports filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring you to another document filed separately with the SEC. Certain information that Wyndham Worldwide files after the date of this prospectus supplement with the SEC will automatically update and supersede this information. Wyndham Worldwide incorporates by reference into this prospectus supplement the documents listed below, which we have filed with the SEC under file number 1-32876, and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of this offering. The following documents contain important information about us and we incorporate them by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2009;

•	Our Definitive Proxy Statement filed on April 2, 2009;

•	Our Current Reports on Form 8-K filed on February 13, 2009, February 17, 2009 and May 12, 2009;

•	The description of our common stock contained in our Information Statement filed as Exhibit 99.2 to our Current Report on Form 8-K filed on July 19, 2006; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

You can obtain any of the documents incorporated by reference in this prospectus supplement from the SEC’s website at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning to the address and telephone number set forth below. We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You should direct requests for documents to:

Corporate Secretary
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054
(973) 753-6000

PROSPECTUS

WYNDHAM WORLDWIDE CORPORATION
DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
WARRANTS
RIGHTS
STOCK PURCHASE CONTRACTS
STOCK PURCHASE UNITS

We may from time to time offer to sell:

•	debt securities;

•	shares of our common stock;

•	shares of our preferred stock;

•	warrants to purchase our debt securities or shares of our common stock or preferred stock, or other securities;

•	rights to purchase our debt securities or shares of our common stock or preferred stock, or other securities;

•	stock purchase contracts to purchase shares of our common stock or our preferred stock; and

•	stock purchase units, each representing ownership of a stock purchase contract and any of our debt securities, shares or our common stock or preferred stock, or preferred securities or debt obligations of third-parties, including U.S. treasury securities, any other securities described in the applicable prospectus supplement, or any combination of the foregoing, securing the holder’s obligation to purchase shares of our common stock or preferred stock under the stock purchase contracts.

The debt securities may consist of debentures, notes, bonds or other types of indebtedness. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “WYN.” The debt securities, preferred stock, warrants, rights, stock purchase contracts and stock purchase units may be convertible or exercisable or exchangeable for common or preferred stock or other securities of ours.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. These securities also may be resold by securityholders, if so provided in a prospectus supplement hereto. We will provide specific terms of any securities to be offered, including the amount, prices and other terms of the securities and information about any selling securityholders, in one or more supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at Seven Sylvan Way, Parsippany, New Jersey 07054. Our telephone number is (973) 753-6000.

Investing in these securities involves risks. See the section entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, which is incorporated by reference herein, and the risk factors included in our other periodic reports and in prospectus supplements relating to specific offerings of securities and in other information that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2008

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

When used in this prospectus, the terms “Wyndham Worldwide Corporation,” “the Company,” “we,” “our” and “us” refer to Wyndham Worldwide Corporation and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (www.sec.gov). Our internet address is www.wyndhamworldwide.com. However, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K). Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated):

•	Our Annual Report on Form 10-K for the year ended December 31, 2007;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Our Definitive Proxy Statement dated March 17, 2008;

•	Our Current Reports on Form 8-K filed on March 11, 2008, May 7, 2008, June 3, 2008, June 30, 2008, July 21, 2008, September 3, 2008, November 12, 2008 and November 18, 2008;

•	The description of our capital stock contained in our Information Statement filed as Exhibit 99.2 to Form 8-K on July 19, 2006; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 , as amended (the “Exchange Act”) after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary
Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, New Jersey 07054
(973) 753-6000

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This registration statement includes or incorporates by reference “forward-looking” statements, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as “intends,” “projects,” “may increase,” “may fluctuate,” “expects,” “believes,” “plans,” “anticipates,” “estimates,” and similar expressions or future or conditional verbs such as “should,” “would,” “may,” and “could.” Such statements are generally forward looking in nature and not historical facts. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and those disclosed as risks in the section entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Nine Months
	Ended		Year Ended December 31,
	September 30, 2008		2007		2006		2005		2004		2003

Ratio of earnings to fixed charges	3.62	x	4.11	x	4.36	x	7.71	x	7.84	x	16.73x

The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes, minority interest and cumulative effect of accounting change, plus fixed charges and the amortization of capitalized interest, less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, and capitalized interest, by (ii) fixed charges. Our fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

As of October 31, 2008, no shares of our preferred stock were issued and outstanding.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information included or incorporated by reference in this prospectus and any applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, which are incorporated herein by reference. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in other Exchange Act reports that we file with the Commission, which will be subsequently incorporated herein by reference; by any prospectus supplement accompanying this prospectus; or by a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. See “Incorporation By Reference” and “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of any debt securities, common stock, preferred stock, warrants, rights, stock purchase contracts or stock purchase units that may be offered hereby for general corporate purposes. We will not receive any of the proceeds from sales of securities by selling securityholders, if any, pursuant to this prospectus. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured debt securities which may be senior or subordinated and may be convertible or exchangeable. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and U.S. Bank National Association, as trustee. The indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the applicable prospectus supplement and to the following description.

Debt Securities

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities are subject to subordination and applicable subordination provisions, if any;

•	conversion or exchange into any securities or property;

•	percentage or percentages of principal amount at which such securities will be issued;

•	issuance date;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	whether interest will be payable in cash or in additional debt securities of the same series, or shall accrue and increase the aggregate principal amount outstanding of such series (including if the debt securities were originally issued at a discount);

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary(ies) for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on such securities will be payable;

•	securities exchange(s) on which the securities will be listed, if any;

•	our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance of securities of the series;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	provisions, if any, granting special rights upon the occurrence of specified events;

•	any restriction of transferability of the series; and

•	additional terms not inconsistent with the provisions of the indenture.

In addition, the applicable prospectus supplement will describe whether any underwriter will act as a market maker for the securities, and the extent to which a secondary market for the securities is or is not expected to develop.

General

The debt securities may consist of debentures, notes, bonds or other types of indebtedness. One or more series of debt securities may be sold at a substantial discount below its stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency or other indices or other formulas. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currency or other reference factor. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currency or other reference factor to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or currency unit.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated by-laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and by-laws are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibits 3.1 and 3.2 thereto.

Common Stock

We are authorized to issue up to 600,000,000 shares of common stock, par value $0.01 per share. 177,494,808 shares of our common stock were issued and outstanding as of October 31, 2008.

Dividends.  Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights.  Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 6,000,000 shares of preferred stock, par value $0.01 per share. No shares of our preferred stock were issued and outstanding as of October 31, 2008.

600,000 shares of our authorized preferred stock have been designated as Series A Junior Participating Preferred Stock, a series that was created by resolution of our board of directors on July 13, 2006 in connection with our adoption of a stockholder rights plan, which expired according to its terms on April 24, 2008.

Our Board, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preference and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third-parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law, or, if no such surplus exists, out the corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of our amended and restated certificate of incorporation and by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Election and Removal of Directors

Our amended and restated certificate of incorporation and by-laws provide that our Board is divided into three classes. The term of the first class of directors expires at our 2010 annual meeting of stockholders, the term of the second class of directors expires at our 2011 annual meeting of stockholders and the term of the third class of directors expires at our 2009 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. Our amended and restated certificate of incorporation and by-laws provide that our directors may only be removed for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding capital stock entitled to vote generally in the election of directors. This system of removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our Board.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and by-laws provide that our Board may consist of no less than three and no more than 15 directors. The number of directors on our Board will be fixed exclusively by our Board, subject to the minimum and maximum number permitted by our amended and restated certificate of incorporation and by-laws. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board then in office, provided that a majority of our entire Board, or a quorum, is present, and any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our amended and restated certificate of incorporation and by-laws, only our chairman of our Board or our chief executive officer may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board.

Delaware Anti-takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination”

includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Supermajority Voting

Our amended and restated certificate of incorporation provides that amendments to provisions in the amended and restated certificate of incorporation relating to the general powers of our Board, the number, classes and tenure of directors, filling vacancies on our Board, removal of directors, limitation of liability of directors, indemnification of directors and officers, special meetings of stockholders, stockholder action by written consent, the supermajority amendment provision of the amended and restated by-laws and the supermajority amendment provision of the amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation and by-laws provide that amendments to the by-laws may be made either (i) by the affirmative vote of the at least a majority of our entire Board or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation — a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We maintain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacities as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

NYSE Listing

Our shares of common stock are listed on the NYSE. Our shares trade under the ticker symbol “WYN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, preferred stock, common stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, preferred stock, common stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other specific terms of the warrants.

The description in the applicable prospectus supplement of any warrants that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC.

DESCRIPTION OF RIGHTS

We may issue rights to purchase debt securities, preferred stock, common stock or other securities. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of rights for which this prospectus is being delivered, including the following:

•	the price, if any, per right;

•	the exercise price payable for each share of debt securities, preferred stock, common stock, or other securities upon the exercise of the rights;

•	the number of rights issued or to be issued to each stockholder;

•	the number and terms of the shares of debt securities, preferred stock, common stock, or other securities which may be purchased per each right;

•	the extent to which the rights are transferable;

•	any other terms of the rights, including the terms, procedures and limitations relating to the exchange and exercise of the rights;

•	the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;

•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights.

The description in the applicable prospectus supplement of any rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate, which will be filed with the SEC.

DESCRIPTION OF STOCK PURCHASE CONTRACTS
AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of common stock, preferred stock or other securities at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and our debt securities, shares of our common stock or preferred stock, or preferred securities or debt obligations of third parties, including U.S. treasury securities, any other securities described in the applicable prospectus supplement, or any combination of the foregoing, securing the holder’s obligations to purchase shares of our common stock or preferred stock under the stock purchase contracts, which we refer to herein as stock purchase units. The stock purchase units may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase units also may require us to make periodic payments to the holders of the stock purchase contracts or the stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. This description is not complete and the description in the prospectus supplement will not necessarily be complete, and reference is made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units, which will be filed with the SEC each time we issue stock purchase contracts or stock purchase units. If any particular terms of the stock purchase contracts or stock purchase units described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded by that prospectus supplement. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

SELLING SECURITYHOLDERS

If the registration statement of which this prospectus forms a part is used by selling securityholders for the resale of any securities registered thereunder pursuant to a registration rights agreement to be entered into by us with such selling securityholders or otherwise, information about such selling securityholders, their beneficial ownership of our securities and their relationship with us will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference to such registration statement.

PLAN OF DISTRIBUTION

We, or selling securityholders, if applicable, may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters for resale to purchasers;

•	directly to purchasers; or

•	through agents or dealers to purchasers.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers, and their compensation in a prospectus supplement.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, or counsel to be identified in the applicable prospectus supplement, will serve as counsel to Wyndham Worldwide Corporation.

EXPERTS

The consolidated financial statements of Wyndham Worldwide Corporation and subsidiaries (the “Company”), incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that, prior to its separation from Cendant Corporation (“Cendant” known as Avis Budget Group since August 29, 2006), the Company was comprised of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant. Included in Notes 20 and 21 of the consolidated and combined financial statements is a summary of transactions with related parties. As discussed in Note 14 to the consolidated and combined financial statements, in connection with its separation from Cendant, the Company entered into certain guarantee commitments with Cendant and has recorded the fair value of these guarantees as of July 31, 2006. As discussed in Note 1 to the consolidated and combined financial statements, as of January 1, 2006, the Company adopted the provisions for accounting for real estate time-sharing transactions. Also, as discussed in Note 2 to the consolidated and combined financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 on January 1, 2007.) which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2008 and 2007, June 30, 2008 and 2007, and September 30, 2008 and 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Wyndham Worldwide Corporation